PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
               (Dollars in thousands, except per share amounts)

                              Three Months Ended,           Nine Months Ended
                                   July 31,                      July 31,
                              1998           1997           1998         1997
Net sales                 $218,631       $167,062       $579,597     $471,961
Other income:
 Gain on timber sales       10,934          3,781         17,103        7,378
 Interest and other            974          1,698          5,800        8,814
                           230,539        172,541        602,500      488,153

Costs and expenses
 (including depreciation
  of $28,361 in 1998 and
  $22,749 in 1997):

  Cost of products sold    180,249        144,869        472,058      411,119
  Selling, general and
   administrative           24,248         19,275         65,844       54,299
  Restructuring charge      27,461             --         27,461           --
  Interest                   4,478          1,063          7,909        2,736

                           236,436        165,207        573,272      468,154

Income (loss) before
 income taxes               (5,897)         7,334         29,228       19,999
Income taxes                (1,430)         2,652         11,487        7,252
Net income (loss)        $  (4,467)    $    4,682      $  17,741     $ 12,747

Net income (loss) per share:

  	Based on the assumption that earnings were allocated to Class A and Class
 B Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike.

    Basic and Diluted:

    Class A Common Stock   $(0.23)         $0.18          $0.68         $0.44
    Class B Common Stock   $(0.17)         $0.24          $0.85         $0.67

  	Due to the special characteristics of the Company's two classes of stock
 (see Note 2), earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the retained earnings.

        See accompanying Notes to Consolidated Financial Statements.

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                        CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)

ASSETS
                                                  July 31,        October 31,
                                                    1998             1997
CURRENT ASSETS
    Cash and cash equivalents                    $  63,442         $  17,719
    Canadian government securities                   6,957             7,533
    Trade accounts receivable - less allowance
     of $1,032 for doubtful items ($847 in 1997)   107,650            81,582
    Inventories                                     68,934            44,892
    Prepaid expenses and other                      22,843            21,192

           Total current assets                    269,826           172,918

LONG-TERM ASSETS
    Goodwill - less amortization                   124,008            17,352
    Other long-term assets                          30,102            22,022

                                                   154,110            39,374

PROPERTIES, PLANTS AND EQUIPMENT - at cost
    Timber properties - less depletion               7,799             6,884
    Land                                            16,409            11,139
    Buildings                                      155,634           139,713
    Machinery, equipment, etc.                     504,603           424,177
    Construction in progress                        19,335            17,546
    Less accumulated depreciation                 (285,716)         (261,662)

                                                   418,064           337,797

                                                 $ 842,000         $ 550,089

          See accompanying Notes to Consolidated Financial Statements.

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                       CONSOLIDATED BALANCE SHEETS
                         (Dollars in thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                   July 31,       October 31,
                                                     1998            1997
CURRENT LIABILITIES
  Accounts payable                               $  39,050         $  35,711
  Current portion of long-term obligations              13             8,504
  Accrued payrolls and employee benefits            16,263            13,821
  Restructuring reserve                             37,655                --
  Income taxes                                         213               596
  Other current liabilities                          6,258             1,776

      Total current liabilities                     99,452            60,408

LONG-TERM OBLIGATIONS                              260,324            43,648
DEFERRED INCOME TAXES                               37,190            29,740
OTHER LONG-TERM LIABILITIES                         42,399            16,155

      Total long-term liabilities                  339,913            89,543

SHAREHOLDERS' EQUITY (Note 2)
  Capital stock, without par value                   9,914             9,739
      Class A Common Stock:
        Authorized 32,000,000 shares;
          Issued 21,140,960 shares;
          Outstanding 10,908,672 shares
          (10,900,672 in 1997)
      Class B Common Stock:
        Authorized and issued 17,280,000 shares;
          Outstanding 12,001,793 shares
  Treasury Stock, at cost                          (41,860)          (41,868)
       Class A Common Stock :  10,232,288 shares
          (10,240,288 in 1997)
       Class B Common Stock :    5,278,207 shares
  Retained earnings                                445,004           437,550
  Cumulative translation adjustment                (10,423)           (5,283)

                                                   402,635           400,138

                                                 $ 842,000         $ 550,089

         See accompanying Notes to Consolidated Financial Statements.

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

    For the nine months ended July 31,             1998           1997
Cash flows from operating activities:
    Net income                                     $  17,741      $  12,747
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation, depletion and amortization      31,283         23,771
        Deferred income taxes                          7,478          3,907
        Other - net                                   (8,517)        (6,715)
        Changes in current assets and liabilities,
           net of effects from acquisitions           17,700         (8,661)

    Net cash provided by operating activities         65,685         25,049

Cash flows from investing activities:
    Acquisitions of companies, net of cash acquired (188,174)        (7,514)
    Disposals of investments in Canadian
      government securities                              576         11,224
    Purchases of properties, plants and equipment    (25,911)       (34,464)
    Net cash used in investing activities           (213,509)       (30,754)
Cash flows from financing activities:
    Proceeds from long-term debt                     271,000         17,895
    Payments on long-term debt                       (62,815)        (8,804)
    Dividends paid                                   (10,287)       (13,740)
    Other - net                                          183            134

    Net cash provided by (used in) financing
      activities                                     198,081         (4,515)
Foreign currency translation adjustment               (4,534)          (962)
Net increase (decrease) in cash and
 cash equivalents                                     45,723        (11,182)
Cash and cash equivalents at beginning of period      17,719         26,560

Cash and cash equivalents at end of period         $  63,442      $  15,378


         See accompanying Notes to Consolidated Financial Statements.

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JULY 31, 1998


NOTE 1 - BASIS OF PRESENTATION

     The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of July 31, 1998 and October 31, 1997, the consolidated statements of operations for the three and nine month periods ended July 31, 1998 and 1997, and the consolidated statements of cash flows for the nine month periods then ended. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

     These financial statements should be read in conjunction with the financial statements and notes thereto included in Greif Bros. Corporation's (the "Company's") most recent Annual Report on Form 10-K.

     Certain prior period amounts have been reclassified to conform to the 1998 presentation.

NOTE 2 - CAPITAL STOCK

     Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common
Stock are in arrears.  There is no cumulative voting.

NOTE 3 - DIVIDENDS PER SHARE

     The following dividends per share were paid during the period indicated:

                                  Three Months Ended        Nine Months Ended
                                      July 31,                  July 31,
                                  1998          1997        1998         1997
Class A Common Stock              $0.12         $0.12       $0.36        $0.48
Class B Common Stock              $0.18         $0.18       $0.53        $0.71

NOTE 4 - CALCULATION OF NET INCOME (LOSS) PER SHARE

     During 1998, the Company adopted Statement of Financial Accounting
Standards (SFAS) No. 128, "Earnings Per Share."  The provisions of SFAS No.
128 have been retroactively applied to 1997.

     Net income (loss) per share was calculated using the following number of shares for the period presented:

                                  Three Months Ended        Nine Months Ended
                                    July 31, 1998:           July 31, 1998:
                                  Basic      Diluted        Basic     Diluted
Class A Common Stock         10,906,582   10,906,582   10,904,433  10,968,112
Class B Common Stock         12,001,793   12,001,793   12,001,793  12,001,793

                                  Three Months Ended        Nine Months Ended
                                    July 31, 1997:           July 31, 1997:
                                  Basic      Diluted        Basic     Diluted

Class A Common Stock         10,874,038   10,883,518   10,873,461  10,885,922
Class B Common Stock         12,001,793   12,001,793   12,001,793  12,001,793


The diluted shares assume conversion of stock options. As the Company experienced a net loss for the three months ended July 31, 1998, the assumed conversion of stock options has not been reflected in diluted shares outstanding as the effect would have been antidilutive. There are 164,100 options that are antidilutive for the three months and nine months ended July 31, 1997.

NOTE 5 - INVENTORIES

     Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 6 - ACQUISITIONS

     On March 30, 1998, pursuant to the terms of a Stock Purchase Agreement between the Company and Sonoco Products Company ("Sonoco"), the Company acquired the industrial containers business of Sonoco by purchasing all of the outstanding shares of KMI Continental Fibre Drum, Inc., a Delaware corporation ("KMI"), Sonoco Plastic Drum, Inc., an Illinois corporation ("SPD"), GBC Holding Co., a Delaware corporation ("GBC Holding"), and Fibro Tambor, S.A.
de C.V., a Mexican corporation ("Fibro Tambor") and the membership interest of Sonoco in Total Packaging Systems of Georgia, LLC, a Delaware limited liability company ("TPS"). KMI, SPD, GBC Holding, Fibro Tambor, TPS and their respective subsidiaries are in the business of manufacturing and selling plastic drums and fibre drums principally in the United States and Mexico and refurbishing and reconditioning plastic drums principally in the United States and Mexico.

     On March 30, 1998, the Company entered into an agreement with Sonoco to acquire its intermediate bulk containers business, which the parties intend to finalize as soon as receipt of necessary approvals are obtained. Pending receipt of such approvals, the Company will market and sell intermediate bulk containers for Sonoco under a distributorship agreement.

     As consideration for the shares of KMI, SPD, GBC Holding and Fibro Tambor and the membership interest of Sonoco in TPS, the Company paid $185,395,000 in cash.

     The acquisition of the industrial containers business of Sonoco has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired of $109,090,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over twenty-five years based on careful consideration regarding the age of the acquired companies, their customers and the risk of obsolescence of their products. For tax purposes, goodwill is being amortized over fifteen years.

     The Consolidated Financial Statements include the operating results of the acquired businesses from the date of acquisition. In addition, the income resulting from the distributorship agreement relating to the intermediate bulk containers business have been included in the Consolidated Financial
Statements since March 30, 1998. However, these amounts have not been reflected in the pro forma figures prior to that time. The following summarized pro forma (unaudited) information assumes the acquisition had occurred on November 1, 1996 (Dollars in thousands, except per share amounts):

                            For the Three Months       For the Nine Months
                               Ended July 31,             Ended July 31,
                           1998            1997       1998           1997
Net sales                  $218,631        $213,801   $650,435       $606,337

Net income (loss)          $ (4,467)       $  4,650   $ 15,513       $ 11,202

Basic and Diluted Earnings Per Share:

Class A Common Stock       $  (0.23)       $   0.17   $   0.58       $   0.37
Class B Common Stock       $  (0.17)       $   0.23   $   0.75       $   0.60


The above amounts reflect adjustments for interest expense related to the incremental debt issued for the purchase, amortization of goodwill and depreciation expense on the revalued property, plant and equipment.

     The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred at November 1, 1996, nor are they necessarily indicative of future results.

NOTE 7 - LONG-TERM OBLIGATIONS

     On March 30, 1998, the Company entered into a Credit Agreement with various financial institutions, as banks, and KeyBank National Association, as agent, which provides a revolving credit facility of up to $325 million. As of July 31, 1998, the Company has borrowed $265 million primarily to purchase the industrial containers business of Sonoco and to consolidate all of the Company's other long-term borrowings. In addition, the Company has borrowed funds in anticipation of closing on the purchase of the intermediate bulk containers business of Sonoco. The interest rate is either based on the prime rate or LIBOR rate plus a calculated margin amount. At July 31, 1998, the interest rate is 6.04%. The revolving credit loans are due on March 31, 2003. These obligations contain covenants related to the financial position and results of operations of the Company.

     During 1998, the Company entered into an interest rate swap agreement with a notional amount of $140 million which will be reduced each year based on an amortization schedule. The interest rate swap was entered into to help manage the Company's exposure to variable rate debt. Under the agreement, the Company receives interest from the counterparty equal to the LIBOR rate and pays interest to the counterparty at a fixed rate of 6.15%. The differential to be paid and received under this agreement is recorded as an adjustment to interest expense and is included in interest receivable or payable. The interest rate swap agreement expires on March 30, 2008.

NOTE 8 - RESTRUCTURING CHARGE

     During the third quarter of 1998, the Company approved a plan to consolidate the operations of a number of its locations. The consolidation will be made to combine certain duplicate facilities, due to the Company's recent acquisitions, and other locations together to optimize operating
efficiencies and capabilities.   In addition, a number of other fibre, steel,
plastic and corrugated plants will be closed. As a result, there was a pretax restructuring charge of approximately $27.5 million, primarily consisting of employee separation costs and other anticipated closing costs.

NOTE 9 - RECENT ACCOUNTING STANDARDS

     During 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

     SFAS No. 130, which will not be effective until 1999 for the Company, requires companies to present comprehensive income, which is comprised of net income and other charges and credits to equity that are not the result of transactions with the owners, in its financial statements. Currently, the only item in addition to net income that would be included in comprehensive income is the cumulative translation adjustment.

     SFAS No. 131, which will not be effective until 1999 for the Company, requires that reporting segments be redefined in terms of a company's operating segments. Adoption of the new standard is not expected to have a significant impact on the presentation of the Company's segments.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective in 2000 for the Company. Internal use software is software that is acquired, internally developed or modified solely to meet the entity's needs and for which, during the software's development or modification, a plan does not exist to market the Software externally. Cost incurred to develop the software during the application development stage and upgrades and enhancements that provide additional functionality should be capitalized. The Company has not yet determined what, if any, impact SOP 98-1 will have on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No.
133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in 2000 for the Company. The statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not yet determined what, if any, impact SFAS No. 133 will have on the Company's financial position or results of operations.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Greif Bros. Corporation (the "Company") had net income, excluding the effect of a $27.5 million restructuring charge, of $12.2 million, or $0.50 and $0.56 per share for the Class A and Class B Common Stock, respectively, for the third quarter of 1998 compared with $4.7 million, or $0.18 and $0.24 per share for the Class A and Class B Common Stock, respectively, for the same period last year. Including the effect of the restructuring charge, the Company reported a net loss of $4.5 million, or $(0.23) and $(0.17) per share for the Class A and Class B Common Stock, respectively, for the third quarter of 1998.

     For the nine months ended July 31, 1998, the Company had net income, excluding the effect of a $27.5 million restructuring charge, of $34.4 million, or $1.41 and $1.58 per share for the Class A and Class B Common Stock, respectively, compared to $12.7 million, or $0.44 and $0.67 per share for the Class A and Class B Common Stock, respectively, last year. Including the effect of the restructuring charge, the Company reported net income of $17.7 million, or $0.68 and $0.85 per share for the Class A and Class B Common Stock, respectively, for the 1998 year-to-date period.

     Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the nine-month periods ended July 31, 1998 and July 31, 1997.

Quarter Results

     Net sales increased $51.6 million or 30.9% during the third quarter this year compared to the third quarter last year.

     The net sales of the industrial shipping containers segment increased by $46.3 million due to the acquisition of the industrial containers business of Sonoco Products Company ("Sonoco") on March 30, 1998.

     The net sales of the containerboard segment increased by $5.3 million in comparison to the prior quarterly period. This increase was the result of $11.0 million higher net sales in the paper mills which was significantly affected by the improved sales prices of its products. The higher sales prices were caused by the overall improvement of the containerboard market. The remaining increase was primarily due to higher sales volume in the corrugated container and sheet operations during the current year's quarter compared to the prior year's quarter. These increases were partially offset by the disposal of the Company's wood components plants, with prior quarter net sales of $14.4 million, in Kentucky, California, Washington and Oregon during August 1997.

     Other income increased $6.4 million primarily due to three sales of timberland properties totaling $6.0 million during the third quarter.

     The cost of products sold as a percentage of sales decreased from 86.7% for the three months ended July 31, 1997 to 82.4% for the three months ended July 31, 1998. This decrease is primarily the result of higher sales prices of products in the containerboard segment without a corresponding increase in the cost of products sold.

     The increase in selling, general and administrative expense of $5.0 million is primarily due to the additional expenses and amortization of goodwill related to the Company's recent acquisitions.

     During the third quarter of 1998, the Company approved a plan to consolidate some of its locations in order to optimize operating efficiencies and capabilities. The plan was a result of a study to determine whether certain locations, either existing or newly acquired, should be closed or relocated to a different facility. Eighteen facilities have been identified in the consolidation plan. As a result of this plan, the Company recognized a restructuring charge of $27.5 million for the Company's plants, not part of the industrial containers business of Sonoco acquisition, which will be closed during the next year. The charge relates primarily to severance costs and other anticipated costs of closing the facilities. Management believes that, upon completion of the consolidation, positive contributions to earnings from these actions could approximate an amount equal to the restructuring charge on an annualized basis. These contributions are expected to begin in the latter part of 1998; however, the most significant impact will be realized in 1999 when the plan is fully implemented.

     The increase in interest expense of $3.4 million is due to the higher average debt during the current quarter resulting from the acquisition of the industrial containers business of Sonoco.

Year-To-Date Results

     Net sales increased $107.6 million or 22.8% during the current period compared to the previous period.

     The net sales of the industrial shipping containers segment increased by $70.6 million in comparison to the prior period. This increase was primarily the result of the acquisition of the industrial containers business of Sonoco which contributed $69.8 million of net sales during 1998.

     The net sales of the containerboard segment increased by $37.0 million in comparison to the prior period. This increase was primarily the result of $34.5 million higher net sales in the paper mills which was significantly affected by the improved sales prices of its products. The higher sales prices
were caused by the overall improvement of the containerboard market.   In
addition, the purchase of Independent Container, Inc. and Centralia Container, Inc. in May 1997 and June 1997, respectively, contributed $23.0 million in net sales as a result of additional sales volume. The remaining increase was primarily due to higher sales volume in the other corrugated container and sheet operations. These increases were partially offset by the disposal of the Company's wood components plants subsequent to the end of the third quarter of 1997 with prior period net sales of $37.0 million.

     Other income increased $6.7 million in the current period primarily due to $9.7 million of additional sales of timber and timber properties offset by a gain on the sale of an injection molding facility in the prior period.

     The cost of products sold as a percentage of sales decreased from 87.1% last period to 81.4% this period. This decrease is primarily the result of higher sales prices of products in the containerboard segment without a corresponding increase in the cost of products sold.

     The increase of $11.5 million in selling, general and administrative expense is due primarily to additional expenses related to the acquisitions in March of the current period and March, May and June of the prior period. In addition, the amortization of goodwill for these acquisitions contributed to the higher expense in the current period.

     As discussed above, the Company recorded a restructuring charge of $27.5 million during the third quarter of 1998.

     The increase in interest expense is due to the higher average debt during 1998 resulting from the acquisition of the industrial containers business of Sonoco.

LIQUIDITY AND CAPITAL RESOURCES

     As reflected by the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1997 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

     As discussed in the 1997 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

     The current ratio of 2.7:1 as of July 31, 1998 is an indication of the Company's continued dedication to strong liquidity.

     Capital expenditures were $26 million during the nine months ended July 31, 1998. These capital expenditures were principally needed to replace and improve equipment.

     On March 30, 1998, the Company acquired all of the outstanding shares of the industrial containers business of Sonoco for approximately $185 million in cash. The industrial containers business includes twelve fibre drum plants and five plastic drum plants along with facilities for research and development, packaging services and distribution. In addition, the Company entered into an agreement with Sonoco to acquire its intermediate bulk containers business, which the parties intend to finalize as soon as necessary approvals are obtained. Pending receipt of such approvals, the Company will market and sell intermediate bulk containers for Sonoco under a distributorship agreement.

     During 1998, the Company entered into a credit agreement which provides for a revolving credit facility of up to $325 million. The Company has borrowed money under the credit facility to purchase the industrial containers business of Sonoco and repay the other long-term obligations of the Company. In addition, the Company has borrowed funds in anticipation of closing on the purchase of the intermediate bulk containers business of Sonoco. Since the acquisition of the intermediate bulk containers business has not been finalized, cash and cash equivalents are higher at July 31, 1998 due to the funds being held.

     The purchase of the industrial containers business of Sonoco has been the primary reason for the increase in accounts receivable, inventories, goodwill, property, plant and equipment and accounts payable since October 31, 1997.

     The increase in the restructuring reserve is primarily due to the recording of a restructuring charge of $27.5 million, as discussed above, during the third quarter of 1998. The remaining increase is due to a restructuring reserve that was set up for certain Sonoco locations, purchased on March 30, 1998, that will be closed. This amount primarily relates to severance arrangements and other costs of closing the plants.

     The increase in other long-term liabilities is primarily the result of the post-retirement health care benefits related to certain employees of the acquired businesses of Sonoco.

     During May 1998, the Company entered into a letter of intent to form a joint venture named CorrChoice, Inc. to operate the sheet feeder plants of Michigan Packaging Company, a subsidiary of the Company, and Ohio Packaging Corporation. Completion of the joint venture is anticipated to occur during November 1998. The joint venture will be formed by the stockholders of Michigan Packaging Company and Ohio Packaging Corporation contributing their stock in these companies to CorrChoice, Inc. in exchange for stock of CorrChoice, Inc. The Company will not be required to commit any additional capital resources to fund the joint venture. Because the joint venture is to be self-supporting, the Company does not anticipate that the joint venture will have a significant impact in the future on liquidity or capital resources of the Company.

     During 1997, the Company embarked on a program to implement a new management information system. The purpose of the new management information system is to focus on using information technology to link operations in order to become a low cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of July 31, 1998, the Company has spent approximately $10 million towards this project.

     In addition to the intermediate bulk containers business of Sonoco and the new management information system, as described above, the Company has
approved future purchases of approximately $17 million.   These purchases are
primarily to replace and improve equipment.

     Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for planned expenditures.

Year 2000 Matters

     The Company is actively assessing the Year 2000 readiness of its information technology ("IT") and non-IT systems, and has begun to remediate certain IT systems. In addition, the Company is in the process of determining the extent to which the systems of third parties with whom the Company has significant relationships may be vulnerable to Year 2000 issues and what impact, if any, these Year 2000 issues will have on the Company. As part of these assessments, a compliance plan, which includes the formation of a steering committee and a timetable for identifying, evaluating and solving its Year 2000 problems, has been developed. The timetable provides for the Company's completion of its remediation of any Year 2000 issues by the end of 1999. The Company is also developing estimates of the costs to be incurred in its Year 2000 remediation efforts.

              SAFE HARBOR STATEMENT UNDER THE PRIVATE
              SECURITIES LITIGATION REFORM ACT OF 1995

     Except for the historical information contained herein, the matters discussed in this Form 10-Q contain certain forward-looking statements which involve risks and uncertainties, including, but not limited to economic, competitive, governmental and technological factors, including achievement of Year 2000 compliance, affecting the Company's operations, markets, services and related products, prices and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company's actual results could differ materially from those projected in such forward-looking statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK

     Not applicable at this time.

ITEM 5. OTHER INFORMATION

     As discussed in the Company's Proxy Statement for the 1998 Annual
Meeting of Stockholders, any qualified stockholder of the Company who intends to submit a proposal to the Company at the 1999 Annual Meeting of the Stockholders (the "1999 Annual Meeting") must submit such proposal to the Company not later than September 30, 1998 (approximately 120 days prior to the mailing date of the 1999 Proxy Statement) to be considered for inclusion in the Company's Proxy Statement and form of Proxy (the "Proxy Materials") relating to that meeting. If a stockholder intends to present a proposal at the 1999 Annual Meeting, but has not sought the inclusion of such proposal in the Company's Proxy Materials, such material must be received by the Company prior to December 15,1998 (approximately 45 days prior to the mailing date of the 1999 Proxy Statement) or the Company's management proxies for the 1999 Annual Meeting will be entitled to use their discretionary voting authority should such proposal then be raised, without any discussion of the matter in the Company's Proxy Materials. Furthermore, stockholders must follow the procedures set forth in Article I, Section 8, of the Company's Amended and Restated By-Laws in order to present proposals at the 1999 Annual Meeting.